Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	June 24, 2011
TSX: SVM

SILVERCORP ANNOUNCES TSX APPROVAL OF SHARE REPURCHASE PROGRAM

VANCOUVER, British Columbia – June 24, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that is has received TSX approval for its Normal Course Issuer Bid to acquire up to 10 million common shares from June 29, 2011 to June 28, 2012, representing 5.7% of the Company’s 175,047,941 common shares currently issued and outstanding. The Company is taking this action because it believes that prevailing market conditions have resulted in Silvercorp's shares being undervalued relative to the immediate and long term value of Silvercorp's portfolio of producing and development properties in China and Canada.

Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX and the NYSE in compliance with regulatory requirements. There can be no assurance as to the precise number of shares that will be repurchased under the share repurchase program. Silvercorp may discontinue its purchases at any time, subject to compliance with applicable regulatory requirements. The Company intends to hold all shares acquired under the issuer bid for cancellation.

Directors and senior officers of the Company are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company, nor do any of them have the present intention to sell shares of the Company during the Normal Course Issuer Bid.

The maximum number of shares that may be purchased on the TSX during any trading day may not exceed 25% of the average daily trading volume on the TSX, excluding purchases made by Silvercorp under its Normal Course Issuer Bid, based on the previous six completed calendar months, for a daily total of 215,990 common shares. This limit, for which there are permitted exceptions, is determined in accordance with TSX regulatory requirements and does not apply to purchases made by the Company on the NYSE.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and this will be followed by a third production foothold at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to repurchases of shares and the long term value of its properties constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, stock market fluctuations, and other factors. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.